

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 8, 2011

Via E-mail
Charles Bland
Chief Executive Officer
M/A-COM Technology Solutions Holdings, Inc.
100 Chelmsford Street
Lowell, MA 01851

> **Re: M/A-COM Technology Solutions Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Amended November 23, 2011**
> **File No. 333-175934**

Dear Mr. Bland:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please update your disclosure before requesting effectiveness. We note, for example, your disclosure on page 21 that the 2011 earn-out payment due to Cobham was payable in November 2011.

 Management's Discussion and Analysis, page 42

Description of Our Revenue, Cost of Revenue and Expenses, page 43

2.   We note your disclosure that in October 2011, heavy monsoon rains in Thailand caused widespread flooding which impacted one of your contracted manufacturers and that this disruption to your supply chain may negatively impact revenue and gross margins in the

first half of fiscal 2012. To the extent such disruptions could be considered material to an understanding of your operations, liquidity and capital resources, please revise the filing to disclose the amount of the impact. Please further provide a discussion of any known trends, demands or uncertainties that are reasonably likely to have a material effect on your business as a whole or that may be relevant to your future operations or financial flexibility as a result of these disruptions. Refer to Item 303(a)(1) and Item 303(a)(3) of Regulation S-K, SEC Release 33-8350, and Financial Reporting Codification Section 501.03.a.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or Jeffrey Jaramillo, Accounting Branch Chief, at (202) 551-3212 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan, Staff Attorney, at (202) 551-3269 or me at (202) 551-3528 with any other questions.

Sincerely

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc (via e-mail): Jason Day, Esq.
                Perkins Coie LLP